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                             September 6, 2023

       Anat Ashkenazi
       Executive Vice President and Chief Financial Officer
       Eli Lilly and Company
       Lilly Corporate Center
       Indianapolis, IN 46285

                                                        Re: Eli Lilly and
Company
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-06351

       Dear Anat Ashkenazi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       General

   1. We note that you provided more expansive disclosure in your 2022 ESG Report, CDP
                                                        2022 Climate response
and 2022 CDP Water Security response than you provided in your
                                                        SEC filings. Please
advise us what consideration you gave to providing the same type of climate-related
disclosure in your SEC filings as you provided in such reports and on your website.
       Management's Discussion and Analysis of Results of Operations and Financial Condition, page
       37

   2. We note your disclosure on page 33 that you are subject to increased negative attention from the media,
stockholders, activists, and other stakeholders on climate change, social and sustainability
matters, which could negatively affect your business and reputation.
                                                        Please expand your
disclosure to discuss the potential response from investors, lenders
 Anat Ashkenazi
Eli Lilly and Company
September 6, 2023
Page 2
         and customers. In addition, we note you indicate in your CDP 2022 Climate response that climate-related risks are identified and assessed through your risk management process.
         To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             increased demand for generation and transmission of energy from alternative energy sources.

3. We note your disclosure on page 29 indicating that you may experience manufacturing, quality, or supply chain difficulties, disruptions, or shortages in part due to "natural disasters (including increased instances of natural disasters or other events that may be due to climate change)." Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects
FirstName LastNameAnat Ashkenazi
       on your business, financial condition, and results of operations. To the extent applicable,
Comapany   NameEli
       ensure         Lilly and
              you provide       Companyinformation with your response for each
of the periods for
                            quantitative
       which
September  6, financial
              2023 Pagestatements
                          2         are presented in your Form 10-K and for any
future periods.
FirstName LastName
 Anat Ashkenazi
FirstName   LastNameAnat   Ashkenazi
Eli Lilly and Company
Comapany 6,
September   NameEli
               2023 Lilly and Company
September
Page  3     6, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Donald A. Zakrowski, Senior VP Finance & CAO